Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Northern Peru Copper Corp. (“Northern Peru” or the “Company”) is a resource exploration company with a focus on developing and advancing copper exploration projects in Peru.   Northern Peru’s head office is located in Vancouver, Canada.  The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NOC”.

The Company was incorporated on February 28, 2005 and commenced operations on May 19, 2005.

This management’s discussion and analysis (“MD&A”) focuses on significant factors that affected Northern Peru and its subsidiaries during the six months ended December 31, 2006 and to the date of this report.  The MD&A supplements, but does not form part of, the unaudited consolidated financial statements of the Company, and the notes thereto, for the six months ended December 31, 2006.  Consequently, the following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the six months ended December 31, 2006 as well as the audited consolidated financial statements for the year ended June 30, 2006 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

Forward Looking Information

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties.  Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this MD&A.  Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

on forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Company is not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations.  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission (“SEC”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Highlights of the Quarter Ended December 31, 2006

The most significant accomplishment of the Company during this period was the completion of the National Instrument 43-101 (“NI 43-101”) compliant prefeasibility study (“PFS”) for the Galeno copper, gold, molybdenum, and silver project. The PFS was scheduled for completion by the end of 2006.  The schedule was met and the results of the PFS were released on January 10, 2007 (NR: 07-02).  The PFS, which showed robust results that were broadly comparable to the Preliminary Economic Assessment (“PEA”) completed by Northern Peru in July 2006, demonstrate that based on the assumptions as set forth in the PFS, an open pit mining operation at Galeno is economically viable.  Based on these positive results, the Company will now undertake a comprehensive bankable feasibility study scheduled for completion by the first quarter of calendar 2008.

In addition, during the period ended December 31, 2006, the Company received an independent NI 43-101 compliant resource estimate for the Hilorico gold deposit (NR :07-01) located approximately one kilometer from the Company’s large-scale Galeno project.  In addition, an initial metallurgical testwork program was advanced for Hilorico oxide and sulphide gold mineralization.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Northern Peru’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during the three and six months ended December 31, 2006 and to the date of this MD&A.

Galeno Project

During the quarter ended December 31, 2006 the Galeno Project PFS was completed.  On September 26, 2006, a NI 43-101 resource estimate (NR: 06-14) was filed on SEDAR for the Galeno deposit.  The resource estimate was based on 91 diamond drill holes totalling 31,980 meters completed by the Company in 2005 and 2006 and 47 rotary and diamond drill holes drilled by North Limited in 1997 and 1998 totalling 12,370 meters. The resulting resource estimate included Indicated Resources of 765 million tonnes grading 0.49% copper, 0.11g/t gold, 2.6g/t silver and 0.014% molybdenum at a 0.40% copper equivalent cut-off grade. This resource estimate formed the basis of the Galeno PFS.  Highlights of the PFS include:

•

Robust project economics driven by high grade starter pit, low strip ratio, simple processing technology, good existing infrastructure and large mineral reserve;

•

Base Case Net Present Value (“NPV”), after tax, of US $560 million and an Internal Rate of Return (“IRR”) of 18.2% (using US $1.35/lb copper, 8% real discount rate, US $93/tonne treatment charge and US $0.08/lb refining charge).  Using US $2.00/lb copper the after-tax NPV increases to US $1.64 billion and the IRR increases to 34.3%;

•

Probable Reserves of 661 million tonnes grading 0.50% copper, 0.12g/t gold, 0.013% molybdenum and 2.51g/t silver, excluding 55 million tonnes of in-pit Inferred Resources classified as waste per NI 43-101 requirements;

•

Capital payback in 3.6 years (1.1 years using US $2.00/lb copper);

•

Average copper-in-concentrate production of over 144,000 tonnes per year for 20.4 years with the first five years averaging over 200,000 tonnes of copper-in-concentrate production per year;

•

23% increase in by-product gold production and 16% increase in by-product molybdenum production compared to forecast levels in the PEA, due to improved metallurgical recoveries during PFS testwork. Annual by-product production averages 82,300 ounces of gold (over 103,000 ounces per year average for the first eight years), 2 million ounces of silver and 2,300 tonnes of molybdenum-in-concentrate;

•

C-1 life of mine (“LOM”) cash costs (net of by-product credits) are estimated to average US $0.51 per pound of copper mined; and

•

The Project will generate approximately 657 permanent jobs and 3,600 jobs during the 2.5 year construction period and $1.4 billion in taxes, government royalties and employee profit sharing payments.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

The salient details of the PFS are summarized, and a comparison to the PEA is provided, in the table below.

	Prefeasibility Study (US $)	Preliminary Economic Assessment (US $)
NPV (after tax, 8% discount rate)	$560 million	$548 million (1)
IRR (after tax)	18.2%	21.7%
Initial Capital Expenditure	$976 million (2)	$853 million
LOM C-1 Cash Costs (net by-product credits)	$0.513/lb Cu mined	$0.486/lb Cu mined
Mill Capacity	90,000 tpd	90,000 tpd
Annual Throughput	32.4 million tonnes	32.4 million tonnes
Mine Life	20.4 years	20.7 years
Strip Ratio	0.28:1(3)	0.13:1
LOM average annual copper-in-concentrate production	144,000 tonnes	144,000 tonnes
First 5 Years average annual copper-in-concentrate production	202,000 tonnes	208,000 tonnes
First 8 years average annual gold production	103,000 ounces	39,000 ounces

(1)

based upon US $1.20 copper, US $425 gold, US $6.50 silver and US $10 molybdenum prices, US $100 treatment charge and US $0.07 refining charge.

(2)

includes US $122 million in contingency costs versus $0 million in the PEA.

(3)

includes 50 million tonnes of in-pit Inferred Resources categorized as waste.  Excluding Inferred Resources decreases the strip ratio to 0.18:1.

The PFS was completed by Samuel Engineering, Inc. Raymond R. Hyyppa, a Samuel Engineering Associate is the Qualified Person for the PFS.  The PFS was managed by MTB Project Management Professionals (project management, infrastructure, capital and operating costs) and comprised several studies prepared by Norwest Corporation (resource estimate),  WLR Consulting (reserve, mining, production schedule and capital and operating costs), Process Research Associates (metallurgy and environmental testing), Samuel Engineering (process engineering, infrastructure and capital and operating costs), Vector Engineering (tailings, waste rock, environmental management, capital and operating costs), Montgomery, Watson, Harza (baseline environmental studies), SRK Consulting (cash flow modeling and valuation) and Social Capital Group (socioeconomic studies).  The PFS will be available on the Company’s website (www.northernperu.com) and SEDAR (www.sedar.com) by February 25, 2007.

SRK Consulting developed a cash flow valuation model on the Project based upon the geological and engineering work completed to date.  The base case was developed using long term forecast metal prices of US $1.35/lb for copper, US $475/oz for gold, US $8.50/oz for silver and US $10/lb for molybdenum oxide.  These price forecasts are considerably lower than the prices of January 9, 2007 which were US $2.58/lb for copper, US $614/oz for gold, US $12.48/oz for silver and US $25.25/lb for molybdenum oxide.

The following table shows the NPV of the base case at various discount rates:

Discount Rate (Real)	NPV (US $)
0%	$2,056 million
5%	$928 million
8%	$560 million
10%	$387 million
12%	$254 million

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

For the period ended December 31, 2006, the Company completed a 1,185 meter diamond drill hole to test the potential for deep skarn mineralization at the contact of the Galeno porphyry intrusive and the adjacent limestone formation. The hole successfully intercepted 143 meters of  skarn mineralization with sulfides, including a 6 meter intercept grading 0.73% copper and 0.29 grams/tonne gold. This style of mineralization will be targeted with additional drilling in 2007.

Another critical component of the Galeno Project is the Company’s environmental and social programs.  Quarterly water quality monitoring was completed during the period and the Company has advanced a site-wide interim reclamation program which includes erosion control upgrades and revegetation of drilling disturbed areas.  Community workers are being used to complete this work.  In addition, surface and groundwater, archaeological, socio-economic, biological, meteorological and revegetation studies have been completed. There are no environmental compliance issues or violations to report for the period ended December 31, 2006 and to the date of this MD&A.

The Company’s community relations programs are ongoing and have been successful. The program is focused on local employment, health care, education and infrastructure improvement.  In support of this program, the Company has retained the Social Capital Group, a Peruvian based consultancy, to assist in the development and implementation of a Social Management System for the development phase of the Galeno Project.  A primary component of this work will be to develop a process of continuous improvement to identify, prevent and manage social risks.

During the period ended December 31, 2006, the Company worked with the Social Capital Group to draft community relation policies and completed a social context analysis, stakeholder mapping and regional water use analysis. Land acquisition programs have been developed to meet World Bank guidelines and the Equator principles and a local employment program has been implemented.

In summary, the PFS announced on January 10, 2007 demonstrated a viable project with robust economics. The Company continues to aggressively advance the Galeno Project and has announced it is initiating a bankable feasibility study currently scheduled to be completed by the first half of calendar 2008. The feasibility study will focus on further refining the project and will maximize the opportunity provided by the near surface high grade zone which would form the basis of a starter pit in the early years of a mining operation.

Hilorico Prospect

During the period ended December 31, 2006, the Company received an independent NI  43-101 compliant resource estimate for the Hilorico gold deposit (NR: 07-01) located approximately one kilometer from the Company’s large-scale Galeno project and 16 kilometers from Yanacocha, South America’s largest gold mine.

The resource estimate includes an inferred oxide resource of 19.4 million tonnes at a gold grade of 0.65 grams per tonne and a silver grade of 3.3 grams per tonne at a cut off grade of 0.30 grams per tonne gold; for a total of 407,000 contained ounces of gold and 2.1 million contained ounces of silver. In addition an inferred sulphide resource of 21.3 million tonnes at a gold grade of 0.93 grams per tonne and a silver grade of 4.8 grams per tonne was estimated using a cut off grade of 0.50 grams per tonne; for a total of 641,000 contained ounces of gold and 3.3 million contained ounces of silver. The different cut-off grades used for oxide and sulphide gold mineralization reflect the different potential operating costs of processing these ore types.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

The mineral resource estimate at different gold cut off grades for oxide and sulfide tonnages is shown in the table below. The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIMM definitions referred to in NI 43-101.

Cut off grade g/t Au	Oxide Resource					Sulfide Resource					Sulfide and Oxide
	‘000 tonnes	Au g/t	Ag g/t	‘000 Oz Au	‘000 Oz Ag	‘000 tonnes	Au g/t	Ag g/t	‘000 Oz Au	‘000 Oz Ag	‘000 Oz Au	‘000 Oz Ag
0.2	27,311	0.53	3.5	469	3,038	58,582	0.54	5.2	1,020	9,738	1,489	12,776
0.3	19,395	0.65	3.3	407	2,076	40,064	0.68	5.2	877	6,634	1,284	8,710
0.4	13,748	0.78	3.3	344	1,459	29,577	0.80	5.0	760	4,736	1,104	6,194
0.5	9,776	0.91	3.3	287	1,021	21,340	0.93	4.8	641	3,321	928	4,342
0.6	7,251	1.04	3.3	242	776	16,446	1.05	4.6	556	2,427	798	3,203
0.7	5,458	1.17	3.4	205	588	13,472	1.14	4.3	494	1,863	698	2,450

The mineral resource estimate is based on assay results from 8,656 meters of drilling in 27 diamond drill holes. Robert Sim, P.Geo., from Norwest Corporation and a Qualified Person as defined by NI 43-101, was responsible for the mineral resource estimate. This estimate will be filed in a Technical Report, compliant with NI 43-101, and posted on SEDAR by February 19, 2007.

Metallurgical testwork on drill core from the oxide and sulphide portions of the deposit is underway at Plenge Laboratories in Lima and results are expected in January 2007. At present Northern Peru has drilled 9,650 meters in 30 holes at Hilorico. Holes HR-06-28 through HR-06-30 targeted polymetallic replacement mineralization such as the 3.85 meters grading 16.7% zinc, 18.6 grams/tonne silver, 0.6 grams/tonne gold, 0.29% copper and 0.20% lead intersected in hole HR-06-25 from 108.00 to 111.85 meters. The Company views the limestones located to the east of Hilorico, and within the Company’s claim block, as highly prospective for polymetallic replacement deposits and will explore this area in 2007.

Pashpap Property

During the period ended December 31, 2006, geologic mapping and diamond drilling was completed at Pashpap as part of the US$1.2 million exploration program being undertaken by the Japan Oil, Gas and Metals National Corporation (JOGMEC), who is managing and funding the project.  JOGMEC completed a total of 4,833 meters of diamond drilling in ten drill holes targeting porphyry and skarn mineralization.  JOGMEC will continue field work and drill testing of further exploration targets in 2007.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Financial Results From Operations

During the quarter ended December 31, 2006, the Company’s efforts were primarily concentrated on completing the PFS on the Galeno Project, as described above.

The Company incurred a net loss of $769,503 for the six months ended December 31, 2006 compared to a net loss of $206,846 for the prior year’s comparative period.  The loss consisted of general and administrative expenses (“G&A”) of $1,023,835 (2005 - $223,944), interest income of $109,117 (2005 - $13,138) and foreign exchange gains of $145,215 (2005 - $3,960).

For the three months ended December 31, 2006, the net loss was $648,874 (2005 - $44,613) consisting of G&A of $767,683 (2005 - $100,543), interest income of $49,135 (2005 - $4,614) and foreign exchange gains of $69,674 (2005 $51,316).

G&A expenses for the six months ended December 31, 2006 were significantly higher than for the 2005 comparative period due to an increase in the overall activity of the Company.  The most significant expense increase in G&A for the three and six months ended December 31, 2006 was for stock based compensation.  During the three month period, $416,949 was recorded for compensation expense in connection with new options granted during the quarter as well as for options which vested during the quarter. The Company also recorded $90,000 of compensation expense for the fair value of 15,000 common shares owed to the Company’s president for a share appreciation bonus (refer to Note 12 of the consolidated financial statements for the period ended December 31, 2006).  The shares were issued in January, 2007. Significantly higher legal, audit and accounting fees were incurred in connection with the preparation and filing of a Form 20-F with the U.S. Securities and Exchange Commission and for various corporate matters.  During the quarter, the Company also paid $40,509 for consulting fees for the preparation of a marketing study.

During the six months ended December 31, 2006, the Company earned $109,117 in interest income compared to $13,138 in 2005.  Interest income is earned on cash balances and reflects the stronger cash position of the Company in 2006 compared to 2005.  Foreign exchange gains were due solely to the fluctuating US dollar versus the Canadian dollar.

On a cash basis, $203,680 (2005 - $215,479) was used in operating activities and $4,758,661 (2005 - $3,761,687) was used in investing activities, primarily on exploration expenditures and equipment purchases for the Galeno Project.  The net change in cash position was a decrease of $4,962,341 for the six months ended December 31, 2006 compared to a decrease of $1,067,135 for 2005.  At December 31, 2006, the Company had cash and cash equivalents of $4,183,489.

The Company capitalizes all costs incurred in connection with its mineral property interests.  Mineral property expenditures incurred during the six months ended December 31, 2006 totalled $4,610,230.  Of this amount, $4,605,539 was spent on the Galeno Project and $4,691 on Pashpap.  As at December 31, 2006, the Galeno property had a total carrying value of $17,840,893 and the Pashpap property had a total carrying value of $143,892.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2006.  These accounting policies have been applied consistently throughout the period.

Summary of Unaudited Quarterly Results

Three Months Ended:	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Revenue	$-	$-	$-	$-
General & administration expenses	767,683	256,152	998,769	362,863
Other income (expenses)	118,809	135,523	(13,272)	13,564
Loss for the period	(648,874)	(120,629)	(1,012,041)	(349,299)
Basic and diluted loss per share	(0.03)	-	(0.03)	(0.02)

Three Months Ended:	December 31, 2005	September 30, 2005	June 30, 2005 (Restated)*	For the Period from Inception (February 28, 2005) to March 31, 2005
Revenue	$-	$-	$-	$-
General & administration expenses	100,543	123,401	546,495	-
Other income (expenses)	55,930	(38,832)	(10,845)	-
Loss for the period	(44,613)	(162,233)	(557,340)	-
Basic and diluted loss per share	(0.00)	(0.01)	(0.08)	-

*

Restatement

In accordance with CICA 3870 and SFAS 123, the Company restated its financial statements for the period from inception (February 28, 2005) to June 30, 2005 to record additional stock based compensation expense on 875,000 options granted by the Company to the holders of Lumina options on the date of reorganization.  The restatement increased the loss for the period ended June 30, 2005 by $441,082 (refer to Note 1(b) of the consolidated financial statements for June 30, 2006 for a comprehensive disclosure of the effects of  the restatement).

Critical Accounting Policies and Management’s Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates and assumptions are used in determining the deferral of costs incurred for mineral properties, the fair value for recording stock-based compensation and the amount of future income tax liabilities, if any, the Company may be exposed to.  The Company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances.  The Company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.   Should the Company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The accounting policies described below are in accordance with Canadian GAAP.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Going Concern

The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity or debt financing or to sell its assets or the attainment of profitable operations to meet the company’s liabilities as they become payable.

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  This standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options or other stock awards.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Liquidity and Capital Resources

The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof (refer to Risk Factors below).

As at December 31, 2006, the Company had working capital of $3,223,039 compared to working capital of $7,982,442 at June 30, 2006.  Working capital items at December 31, 2006 consist of cash and cash equivalents of $4,183,489, receivables of $9,149, prepaid expenses of $37,902, accounts payable of $727,030 and accrued liabilities of $280,471.

The Company has no long-term debt obligations or off-balance sheet arrangements.

The Company has one remaining option payment on the Galeno property, in the amount of US$1,120,000, which is payable by April 25, 2007.

Historically, the Company’s capital requirements have been met by equity proceeds.  While current working capital is considered sufficient to make the Galeno option payment and to meet the Company’s administrative overhead for the ensuing year, the Company will require substantial additional capital to complete the bankable feasibility study on the Galeno project and to establish ore reserves (refer to Risk Factors below).   The Company is currently developing a comprehensive budget of its cash requirements for its 2007 planned business activities and has commenced with plans for a financing expected to be completed in the next quarter.

Outlook

The Company anticipates that the current commodity price environment will remain strong for the foreseeable future. The PFS shows that Galeno is an economically robust project and one of the best undeveloped copper projects in the world.  Northern Peru will aggressively advance the project with the completion of a bankable full feasibility study by the first half of 2008, with a view to making a construction decision shortly thereafter. The Company and its feasibility study project manager, MTB Project Management Professionals are currently developing a feasibility study budget.

The Company will need to complete equity financing to advance the Galeno Project to the bankable feasibility stage, while at the same time aggressively exploring the Hilorico prospect and polymetallic mineralization.  With a positive PFS in-hand, the Company intends to explore all its options with respect to delivering shareholder value in this strong metals price cycle.

Subsequent Events

In February, 2007 the Company retained Genuity Capital Markets as a financial advisor to explore various strategic alternatives it is considering.

Share Capital

As at the date of this MD&A, the Company had:

-

27,302,442 issued and outstanding common shares

-

options outstanding for the acquisition of 1,890,000 common shares

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Related Party Transactions

The Company shares general and administrative expenses with three other companies with certain directors in common. These expenses include $4,778 (2005 - $4,116) for rental of office premises and $19,293 (2005 - $7,035) for management fees.  Included in accounts payable and accrued liabilities is an amount of $31,480 (2005 - $19,762) owed to one of the companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.  In management’s opinion, the exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm’s length.

Risks and Uncertainties

The Company’s principal activity is mineral exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, fluctuating metal prices, political and economics.  Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen.  While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practicable.

The risks and uncertainties described in this section are considered by management to be the most important in the context of the Company’s business.  The risks and uncertainties below are not inclusive of all the risks and uncertainties the Company may be subject to and other risks may apply.  (For a more comprehensive discussion of risk factors, the reader is referred to the Company’s Annual Information Form for the fiscal year ended June 30, 2006, which is available on www.sedar.com).

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s mineral properties currently have proven reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish ore reserves.  The Company relies on the sale of equity to fund its operations.  There is no guarantee that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.  Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.

Based upon current plans, the Company expects to incur operating losses in future periods due to continuing expenses associated with the holding and exploration of the Company’s mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company’s

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. The results of this particular period should not be relied upon as an indication of future performance.

All of the Company’s mineral properties are located in Peru and may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through Peruvian subsidiaries which hold the rights to the mineral properties.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims.  In addition, any limitation on the transfer of cash or other assets between the parent company and its Peruvian subsidiaries could restrict the Company’s ability to fund its operations efficiently.  Failure to comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements.

The Molino property lease is currently the subject of ongoing litigation.  Through arbitration, the Company was successful in defending a claim by the underlying property holder that the Lease is in breach.  The underlying property holder appealed the decision of the arbitrator.  This appeal was dismissed.  An attempt was made to bring the claim before the Judiciary of Peru; however the Judge determined that the appropriate forum for the dispute was the Arbitration.  The underlying property owner has now appealed this determination before the Court of Appeal. The Company believes it will be successful in defending this most recent appeal; however, the Company cannot guarantee results.  If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru.  An ultimate unfavourable ruling by the Supreme Court will result in the Judge deciding if the statute of limitations shall apply to the action filed by the underlying property owner.  If the Judge´s decision is that the statute of limitations does not apply, then it will admit the underlying property owner´s action.  If the Judge decides that the statute of limitations does apply, then the decision can be appealed before the Court of Appeal and thereafter before the Supreme Court of Peru.  If the underlying property owner´s action is admitted and the Judiciary finally rules that the Company had breached the Lease it could result in a loss of the Molino mining concession, the result of which would be to limit an expansion of the known Galeno resource and the loss of the Hilorico resource.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company’s mineral properties may not result in any discoveries of commercial bodies of mineralization.  If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Management’s Discussion and Analysis

For the Six Months Ended December 31, 2006

February 6, 2007

Even if the Company’s mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

The Company’s future performance is dependent on key personnel.  The loss of the services of any of the Company’s executives or directors could have a material adverse effect on the Company’s business.

News releases and additional information about the Company may be found on www.sedar.com and on the Company’s website at www.northernperu.com.